SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2009

(Rio de Janeiro – August 14, 2009) – PETRÓLEO BRASILEIRO S.A. – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with generally accepted accounting practices in Brazil (BR GAAP) and the norms issued by the CVM (Brazilian Securities and Exchange Commission). In order to facilitate comparisons, the accounting data for the periods ended in 2008 have been adjusted in line with the accounting practices determined by Law 11,638/07 and Presidential Decree 449/08, converted in Law 11.941/09.

Consolidated net income in the 2Q-2009 totaled R$ 7,734 million, 33% up on the previous quarter, primarily due to increased production, the recovery of oil prices and their impact on exports, and the reduction in operating expenses. Operating cash flow, measured by EBITDA, came to R$ 17,513 million and the operating margin widened by 7% over the previous quarter.

Consolidated net income in the 1H-2009 fell 20% year-on-year, chiefly due to the 53% reduction in the average Brent crude price, which dropped from US$ 109 in the 1H-2008 to US$ 52, and the decline in international oil products prices. The negative financial result, generated by higher financing volume, commercial hedge operations and the impact of the exchange variation on assets abroad also contributed to this result. However, these effects were partially offset by the tax benefit from the provisions for Interest on Own Capital in June/2009.

On the other hand operating cash flow (EBITDA) remained much closer to 2008 levels, totaling R$ 30,936 million, 6% down on the R$ 32,814 million recorded in the 1H-2008.

Total second-quarter oil and gas production (Brazil and abroad) increased by 2% over the 1Q-2009 and by 6% year-on-year in the 1H-2009. Increased output from the P-52 and P-54 platforms (Roncador), coupled with the startup of P-53 (Marlim Leste) and P-51 (Marlim Sul), more than offset the natural decline of the mature fields.

First-half investments came to R$ 32,709 million, mostly allocated to expanding future oil and gas production capacity, the Company’s investment priority, which absorbed 45% of the total. In percentage growth terms, the leaders were the Supply, Gas and Energy, and International segments, where the respective main allocations were refinery investments in Brazil, gas pipeline network in Brazil and the distribution businesses in Chile.

This document is divided into five topics:
PETROBRAS SYSTEM	Page	PETROBRAS	Page
Financial Performance	04	Financial Statements	35
Operating Performance	10
Financial Statements	24
Appendices	32

PETROBRAS SYSTEM

Statement by the CEO, José Sergio Gabrielli de Azevedo

Dear shareholders and investors,

Our results for the first half of 2009 were excellent, despite the substantial fall in oil prices. We generated more than R$ 30 billion of operating cash flow (measured by EBITDA) and recorded net income of R$ 13.6 billion.

The positive results in all our operating segments reflect the benefits of being an integrated company. The Supply area reported net income of more than R$ 10 billion in the first half of the year, largely offsetting reduced income from lower prices in our Brazilian Exploration and Production segment. The Gas and Energy area recorded positive net income despite weak markets for electric generation and natural gas, as added flexibility from completed infrastructure increase income. Our Distribution segment recorded gains in market share and higher margins, which supported their net income despite reduced demand in Brazil.

The success of our operations and the positive outlook has been translated into gains for our investors and shareholders. The Company’s market value increased by 60% during the first six months of the year, while the AmexOil, an index which includes all major oil companies, fell by 2% in the same period.

Our oil and gas production continues to grow. We have installed 525,000 bpd of production capacity since the end of 2008, with the installations of P-51, P-53 and FPSO Cidade de Niterói platforms, as well as the start-up of operations in the Parque das Conchas and Frade fields. These new units will serve as the base for our continued growth in production. Year over year oil and NGL production increased 7% in the first semester, a result unmatched by any other major oil company.

We continue to find oil as a result of our exploration. In April we declared the Piracucá Field off the coast of São Paulo commercially viable, with an estimated in situ volume of 550 million barrels of oil equivalent. In May we disclosed the existence of gas and condensates in the Panoramix well, in shallow waters also off the São Paulo coast.

There were also new pre-salt discoveries from the Corcovado-1 well, in the Santos Basin pre-salt layer, and the Iguaçu well, located in the Carioca appraisal area of Block BM-S-9 at a depth of more than two thousand meters.

Another important milestone was the start-up of the Tupi Extended Well Test on May 1. The EWT is designed to study various aspects of this new frontier, such as reservoir behavior, fluid movement and drainage, and well geometry. Although briefly interrupted at the beginning of July for equipment repairs, results have been as expected and will prove invaluable when planning the area’s development.

Internationally, we concluded the acquisition of distribution assets in Chile, ensuring an important presence in that market. The acquisition of 100% of Petrobras Energía Perú was also approved. Finally, the Company acquired a 50% interest in an important exploration block off Namibia as part of its ongoing strategy of deploying its know-how and technology in exciting new frontier area in deep and ultra-deep waters.

Despite difficult credit markets, the company’s investment-grade status and market credibility allowed us to issue in February US$ 1.5 billion in Global Notes maturing in 2019. We reopened this issue in July, raising an additional US$ 1.25 billion, at 150 basis points below February’s yield. Demand exceeded supply by five times in the reopening. Our substantial resource base and our ongoing investment plan enabled us to finalize terms with the China Development Bank for a financing of US$ 10 billion for 10 years, as well as a US$ 2 billion financing line from the U.S. EximBank. In July, we closed our financing with the BNDES for R$ 25 billion.

We continue to invest in accordance with our opportunities and our cash flow. Our first-half investment program totaled more than R$ 32 billion, 57% up year-on-year, the largest share going to Exploration & Production in Brazil to grow production.

Despite the uncertainties still surrounding the global economy, the company continues to demonstrate its capacity to overcome challenges and achieve its long-term targets. We are proud to say that in an increasingly dynamic and competitive environment, our achievements in the first half of 2009 demonstrate that we are on the right path.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

Petrobras posted consolidated net income of R$ 13,550 million in the 1H-2009, 20% down on the 1H-2008.

R$ millions
	2nd Quarter				1st Half

1Q-2009	2009	2008	Δ %		2009	2008	Δ %

53,575	55,892	68,525	(18)	Gross Operating Revenues	109,467	127,619	(14)
42,595	44,605	55,964	(20)	Net Operating Revenues	87,200	102,799	(15)
10,220	13,896	15,917	(13)	Operating Profit (1)	24,116	27,533	(12)
(849)	(2,461)	(1,634)	(51)	Financial Result	(3,310)	(1,870)	(77)
5,816	7,734	9,717	(20)	Net Income	13,550	16,956	(20)
0.66	0.88	1.11	(21)	Net Income per Share	1.54	1.93	(20)
285,151	323,479	457,401	(29)	Market Value (Parent Company)	323,479	457,401	(29)

39	45	38	7	Gross Margin (%)	42	38	4
24	31	28	3	Operating Margin (%)	28	27	1
14	17	17	-	Net Margin (%)	16	16	-
13,423	17,513	18,631	(6)	EBITDA – R$ million(2)	30,936	32,814	(6)

				Financial and Economic Indicators

44	59	121	(52)	Brent (US$/bbl)	52	109	(53)
2.32	2.07	1.66	25	Average US Dollar Price - Sale (R$)	2.19	1.70	29
2.32	1.95	1.59	23	Last US Dollar Price - Sale (R$)	1.95	1.59	23

(1)	Operating income before financial result, equity balance and taxes.
(2)	Operating income before financial result, equity balance and depreciation/amortization.

R$ millions
	2nd Quarter					1st Half

1Q-2009	2009	2008	Δ %		2009	2008	Δ %

9,000	11,808	14,803	(20)	Operating Income (Corporate Law)	20,808	26,203	(21)
849	2,461	1,634	51	(-) Financial Result	3,310	1,870	77
371	(373)	(520)	(28)	(-) Equity Income Result	(2)	(540)	(100)

10,220	13,896	15,917	(13)	Operating Profit	24,116	27,533	(12)
3,203	3,617	2,714	33	Depreciation / Amortization	6,820	5,281	29

13,423	17,513	18,631	(6)	EBITDA	30,936	32,814	(6)

32	39	33	6	EBITDA Margin (%)	35	32	3

EBITDA is not a measure recognized by the accounting practices adopted in Brazil and other companies may define it in different ways. It should not be considered as an alternative indicator for measuring operating income, or as the best form of measuring liquidity or cash flow from operating activities. EBITDA is an additional measure of the Company’s capacity to amortize debt, maintain investments and cover working capital needs.

PETROBRAS SYSTEM	Financial Performance

The main factors contributing to the year-on-year variation in consolidated net income are shown below:

R$ millions

Consolidated	1H-09 x 1H-08
Operating Income (previous) (1)	27,533

Price effect	(12,129)
Materials, services, rents and depreciation	(716)
Losses with inventories devaluation	(454)
Expenses with freights (international market)	(237)
Dry wells write-offs	(198)
Expenses with generation/commercialization of electric energy	546
Government take	2,701
Import of oil, oil products and natural gas	6,962
Others	108

Operating Income (current) (1)	24,116

The behavior of the various components of consolidated net income is shown below:

• A R$ 2,012 million reduction in gross profit:

			R$ millions
			Change
			2009 X 2008
Gross Profit Analysis - Main Items		Net	Cost of	Gross
		Revenues	Goods Sold	Profit
. Domestic Market:	- volumes sold	(3,110)	1,989	(1,121)
	- domestic prices	(2,612)		(2,612)
. International Market:	- export volumes	3,197	(474)	2,723
	- export price	(9,517)		(9,517)
. Increase (decrease) in expenses:(*)			8,770	8,770
. Increase (decrease) in profitability of distribution segment		334	(290)	44
. Increase (decrease) in profitability of trading operations		(3,724)	3,621	(103)
. Increase (decrease) in international sales		(3,852)	2,864	(988)
companies abroad		4,541	(3,798)	743
. Other		(856)	905	49

		(15,599)	13,587	(2,012)

(*) Expenses Composition:	Value
- import of crude oil, oil products and gas	6,962
- government take in Brasil	2,701
- generation and purchase of energy for commercialization	546
- alcohol, biodiesel and others non-oil derivative products	(29)
- transportation: maritime and pipelines (2)	(161)
- salaries, benefits and charges	(209)
- third-party services	(324)
- materials, services, rents and depreciation	(716)

8,770

(1) Operating income before the financial result, equity income and taxes.
(2) Expenses from transportation, terminals and pipelines.

PETROBRAS SYSTEM	Financial Performance

A R$ 1,405 million increase in operating expenses, notably:

•
Exploration costs (R$ 508 million), due to the increase in the write-off of dry and economically unviable wells (R$ 114 million) and increased geological and geophysical costs (R$ 357 million) in Brazil, in turn caused by the intensification of the Company’s investment program;

•
General and administrative expenses (R$ 417 million), due to the rise in personnel costs (R$ 127 million) as a result of the increase in the workforce, the 2008/09 collective bargaining agreement and salary-level advancements and promotions in 2008, higher third-party service costs (R$ 97 million), especially expenses related to data processing and the incorporation of new companies (R$ 43 million); and the exchange impact on the conversion of expenses from foreign subsidiaries (R$ 121 million);

•
Other operating expenses (R$ 285 million), due to the recognition of losses from the depreciation of commodities (R$ 454 million) due to the change in the commodity price level, and expenses from non- operational equipment (R$ 161 million) from the docking of drills that will be used in maritime fields, offset by the decline in regulatory and contractual fines that occurred in 2008 (R$ 282 million), resulting from failures in gas supplies to thermal plants, and lower expenses from institutional relations and cultural projects (R$ 133 million);

•
Selling expenses (R$ 250 million), due to higher export and trading volumes, which pushed up ship chartering expenses, and expenses from chartering in the cabotage segment (R$ 237 million), as well as the inclusion of new companies and the exchange impact on the conversion of expenses from foreign subsidiaries (R$ 117 million), offset by the reduction in provisions for doubtful debts (R$ 97 million).

Negative impact on the financial result (R$ 1,440 million) due to the increase in financing volume over 2008 and the impact of the dollar appreciation on foreign debt, in addition to higher exchange- rate losses on foreign investments due to the appreciation of the Real in the 1H-2009, as shown below:

		R$ millions

	1H-2009	1H-2008	Change
FX Effect on Net Debt	1,101	66	1,035
Monetary Variation on Financing	229	(148)	377
Net Financial Expenses	(1,403)	(867)	(536)

Financial Result on Net Debt	(73)	(949)	876

FX Effect on Financial Assets abroad via Controlled
Companies and SPC	(3,243)	(1,193)	(2,050)
Hedge from commercial operations	(413)	(63)	(350)
Marketable Securities	453	447	6
Other Net Financial Income (Expenses)	123	93	30
Other Net FX and Monetary Variation	(157)	(205)	48

Net Financial Results	(3,310)	(1,870)	(1,440)

• The decline in equity income (R$ 538 million) due to gains from the change in equity interests resulting from the corporate restructuring in 2008 (R$ 409 million). In 2009, the positive result from the petrochemical sector and other subsidiaries, in addition to reducing goodwill amortizations, offset provisions for losses on the acquisition of a 50% interest in the Pasadena refinery and Trading Company (USA) for a judicially arbitrated price (R$ 341 million).

• A negative minority interest impact (R$ 1,768 million), due to the result from the Special Purpose Companies caused by the impact of the exchange variation on their debt.

PETROBRAS SYSTEM	Financial Performance

The main factors contributing to the quarterly variation in operating income are shown below:

R$ millions

Consolidated	2Q-09 x 1Q-09
Operating Result (previous) (1)	10,220

Volumes Effec	1,788
Price Effect	609
Import of oil, oil products and gas	475
Dry wells write-offs	366
International Sales	275
Incentives, Donations and Government Subventions	126
Expenses with generation/commercialization of electric energy	(113)
Materials, services, rents and depreciation	(170)
Others	320

Operating Result (current) (1)	13,896

The main factors contributing to the quarter-over-quarter variation in consolidated net income are shown below:

• A R$ 3,176 million increase in gross profit:

			R$ millions
			Change
		2Q-2009 x 1Q-2009
Gross Profit Analysis - Main Items		Net	Cost of	Gross
		Revenues	Goods Sold	Profit
. Domestic Market:	- volumes sold	1,655	(658)	997
	- domestic prices	(772)		(772)
. International Market:	- export volumes	(404)	1,195	791
	- export price	1,381		1,381
. Increase (decrease) in expenses: (*)			240	240
. Increase (decrease) in profitability of distribution segment		137	12	149
. Increase (decrease) in profitability of trading operations		793	(752)	41
. Increase (decrease) in international sales		667	(392)	275
. FX effect on controlled companies abroad		(668)	574	(94)
. Others		(779)	947	168

		2,010	1,166	3,176

(*) Expenses Composition:	Value
- import of crude oil, oil products and gas	475
- government take in Brasil	56
- salaries, benefits and charges	(1)
- third-party services	(3)
- transportation: maritime and pipelines (2)	(4)
- generation and purchase of energy for commercialization	(113)
- materials, services, rent and depreciation	(170)

240

(1) Operating income before financial result, equity balance and taxes.
(2) Expenses from transportation, terminals and pipelines.

PETROBRAS SYSTEM	Financial Performance

Due to the average inventory period of 60 days, international oil and oil product prices, as well as the impact of the exchange rate on imports and government take are not fully reflected in the cost of goods sold in the actual period, but in the subsequent period.

	1Q-09	2Q-09	Δ %
Average cost effect in the COGS (R$ million)	(1.140)	323	1.463
( ) COGS increase

(*) In the quarterly COGS comparison, note that COGS in the 1Q-2009 was negatively impacted by higher unit costs formed in previous periods. This trend was reversed as of the 2Q-2009.

• A R$ 500 million reduction in the following operating expenses:

• Other operating expenses (R$ 258 million) due to higher gains from fiscal incentives (ADA and Sudene) and reduced losses from the decline in commodity prices and contractual fines;

• Exploration costs (R$ 220 million), lower expenses with the write-off of dry or economically unviable wells (R$ 366 million), offset by higher geological and geophysical costs (R$ 144 million);

• Selling expenses (R$ 118 million), due to the decline in chartered vessel freight costs, offset by increased sales and promotion costs.

PETROBRAS SYSTEM	Financial Performance

• A reduction in the financial result (R$ 1,612 million), due to higher exchange losses on foreign investments, offset by reduced exchange losses on financing, as shown in the table below:

		R$ millions

	2Q-2009	1Q-2009	Change
FX Effect on Net Debt	941	160	781
Monetary Variation on Financing	190	39	151
Net Financial Expenses	(565)	(838)	273

Financial Result on Net Debt	566	(639)	1,205

FX Effect on Financial Assets abroad via Controlled
Companies and SPC	(2,823)	(420)	(2,403)
Hedge from commercial operations	(399)	(14)	(385)
Marketable Securities	224	229	(5)
Other Net Financial Income (Expenses)	(67)	(190)	(257)
Other Net FX and Monetary Variation	38	(195)	233

Net Financial Results	(2,461)	(849)	(1,612)

• An increase in equity income (R$ 744 million), reflecting the result from the petrochemical sector offset by the result from associated companies abroad (R$ 305 million) and 1Q-2009 provisions for losses in the USA (R$ 410 million).

• A negative minority interest impact (R$ 1,535 million) due to the result from the Special Purpose Companies, in turn caused by the impact of the exchange variation on their debt.

• A reduction in income tax and social contributions (R$ 645 million), due to the tax benefit resulting from the provisioning of interest on equity in the 2Q-2009.

PETROBRAS SYSTEM	Financial Performance

Physical Indicators (*)
	2nd Quarter					1st Half

1Q-2009	2009	2008	Δ %		2009	2008	Δ %

Exploration & Production - Thousand bpd
				Domestic Production
1,952	1,964	1,854	6	Oil and NGL	1,958	1,835	7
309	319	321	(1)	Natural Gas (1)	314	312	1
2,261	2,283	2,175	5	Total	2,272	2,147	6
				Consolidated - International Production
114	130	104	25	Oil and NGL	122	106	15
95	101	96	5	Natural Gas (1)	98	99	(1)
209	231	200	16	Total	220	205	7
12	10	14	(29)	Non Consolidated - Internacional Production (2)	11	14	(21)

221	241	214	13	Total International Production	231	219	5

2,482	2,524	2,389	6	Total production	2,503	2,366	6

(1) Does not include liquefied gas and includes re-injected gas.
(2) Non consolidated companies in Venezuela.

Refining, Transportation and Supply - Thousand bpd
426	361	441	(18)	Crude oil imports	393	396	(1)
140	121	167	(28)	Oil products imports	131	198	(34)

566	482	608	(21)	Import of crude oil and oil products	524	594	(12)

451	512	425	20	Crude oil exports	482	369	31
215	237	245	(3)	Oil products exports	226	252	(10)

666	749	670	12	Export of crude oil and oil products	708	621	14

100	267	62	331	Net exports (imports) crude oil and oil products	184	27	581

130	154	197	(22)	Import of gas and other	142	195	(27)
1(3)	1(3)	6	(83)	Other exports	1(3)	4	(75)
1,991	1,974	2,050	(4)	Output of oil products	1,982	1,974	-
1,771	1,778	1,846	(4)	• Brazil	1,774	1,811	(2)
220	196	204	(4)	• International	208	163	28
2,223	2,223	2,223	-	Primary Processed Installed Capacity	2,223	2,223	-
1,942	1,942	1,942	-	• Brazil (4)	1,942	1,942	-
281	281	281	-	• International	281	281	-
				Use of Installed Capacity (%)
91	90	95	(5)	• Brazil	90	93	(3)
69	60	63	(3)	• International	64	59	5
80	79	77	2	Domestic crude as % of total feedstock processed	79	78	1
(3) Include ongoing exports.
(4) As per ownership recognized by ANP.

Sales Volume - Thousand bpd
658	715	754	(5)	Diesel	687	727	(6)
303	288	302	(5)	Gasoline	296	300	(1)
97	89	95	(6)	Fuel Oil	93	96	(3)
152	165	152	9	Nafta	158	159	(1)
195	212	217	(2)	GLP	203	207	(2)
76	76	75	1	QAV	76	75	1
128	218	170	28	Others	173	170	2

1,609	1,763	1,765	-	Total Oil Products	1,686	1,734	(3)
97	107	90	19	Alcohol, Nitrogens, Biodiesel and other	102	82	24
215	235	315	(25)	Natural Gas	225	309	(27)

1,921	2,105	2,170	(3)	Total domestic market	2,013	2,125	(5)
667	750	676	11	Exports	709	625	13
682	460	631	(27)	International Sales	570	594	(4)

1,349	1,210	1,307	(7)	Total international market	1,279	1,219	5

3,270	3,315	3,477	(5)	Total	3,292	3,344	(2)

(*) Not revised.

PETROBRAS SYSTEM	Financial Performance

Price and Cost Indicators (*)

	2nd Quarter					1st Half

1Q-2009	2009	2008	Δ %		2009	2008	Δ %

Average Oil Products Realization Prices
163.59	160.79	178.03	(10)	Domestic Market (R$/bbl)	162.15	170.68	(5.0)

Average sales price - US$ per bbl
				Brazil
32.23	48.68	105.46	(54)	Crude Oil (US$/bbl)(5)	40.74	95.89	(58)
31.50	23.85	39.01	(39)	Natural Gas (US$/bbl) (6)	27.48	38.12	(28)
				International
39.21	48.92	75.41	(35)	Crude Oil (US$/bbl)	44.34	69.41	(36)
12.75	11.23	17.88	(37)	Natural Gas (US$/bbl)	11.98	17.41	(31)

(5) Average of the exports and the internal transfer prices from E&P to Supply.
(6) Internal transfer prices from E&P to Gas & Energy.

Costs - US$/barrel

				Lifting cost:
				• Brazil
7.82	8.72	9.88	(12)	• • without government participation	8.27	9.28	(11)
14.69	19.50	31.08	(37)	• • with government participation	17.11	27.99	(39)
4.61	4.65	4.37	6	• International	4.63	4.19	11
				Refining cost
2.58	3.07	3.53	(13)	• Brazil	2.83	3.57	(21)
4.70 (7)	5.94	5.43	9	• International	5.29	5.71 (8)	(7)
478	567	702	(19)	Corporate Overhead (US$ million) Parent Company	1,045	1,350	(23)

Costs - US$/barrel

				Lifting cost
				• Brazil
17.91	17.58	16.34	8	• • without government participation	17.74	15.76	13
34.24	38.86	51.14	(24)	• • with government participation	36.56	47.22	(23)
				Refining cost
5.88	6.34	5.84	9	• Brazil	6.11	6.07	1

(7) Considering the revision in the Japan refinery cost.
(8) Altered by the elimination of 1 month delay in data processing from Japan refinery, retroactive to april 2008.

(*) Not revised.

PETROBRAS SYSTEM	Operating Performance

Exploration and production – thousand barrels/day

Increased output from P-52 and P-54 (Roncador), together with the start-up of P-53 (Marlim Leste), P-51 (Marlim Sul) and FPSO Cidade de Niterói (Marlim Leste), more than offset the natural decline in the mature fields.

Increased production from P-53 and the start up P-51 (Marlim Sul) and FPSO-Cidade de Niterói (Marlim Leste) in January/2009 and February/2009, respectively, more than offset the natural decline in the mature fields.

Consolidated international oil and NGL production increased due to the start-up of production in Nigeria in July 2008, partially offset by the reduction in Ecuador due to the sale of part of the interest in Block 18.

Consolidated gas production dipped by 1% due to the reduction in Brazil’s imports of Bolivian gas until April/2009 and lower consumption by thermal plants as a result of increased production by the hydro plants, offset by the increased interest in Sierra Chata, in Argentina, in the 4Q-2008.

Consolidated international oil and NGL production moved up due to the start-up of the Akpo Field, in Nigeria, in March/2009.

Consolidated gas production increased by 6% due to the increase in Brazil’s imports of Bolivian gas as of May/2009.

PETROBRAS SYSTEM	Operating Performance

Refining, Transportation and Supply – thousand barrels/day

Processed crude volume in the country’s refineries fell due to the scheduled stoppages in distillation units.

The 1% quarterly decrease was due to the programmed stoppage in the distillation units.

Processed crude in the overseas refineries rose by 17% due to the inclusion of the Japanese refinery acquired in April/08, in addition to the improved operating performance by the U.S. refinery.

In the 2Q-2009, processed crude in the overseas refineries fell by 10%, due to a scheduled stoppage in the Japanese refinery in May/2009.

Costs

Lifting Cost (US$/barrel)

Excluding the impact of the depreciation of the Real, the lifting cost in Brazil climbed by 4% over the 1H-2008 due to the increased number of well interventions and equipment maintenance in P-34, wells in the Marlim field and the Pargo platform, as well as higher personnel expenses.

Excluding the impact of the appreciation of the Real, the unit lifting cost in Brazil edged up by 2%, chiefly due to higher expenses with extraordinary well interventions in Campos Basin.

PETROBRAS SYSTEM	Operating Performance

The lifting cost fell due to the decrease in the average Brazilian oil price used to calculate the government take, partially offset by the increase in the special participation tax rate due to higher output from the new platforms.

The lifting cost moved up due to the increase in the average Brazilian oil price used to calculate the government take, thanks to the international price recovery.

The international unit lifting cost increased due to higher third-party service costs in Argentina, higher prices and the start-up of production in Nigeria, where costs are lower than the average in the Company’s international segment.

The quarter-over-quarter increase was due to higher material and third-party service costs in Argentina and the higher number of well interventions, partially offset by higher output.

PETROBRAS SYSTEM	Operating Performance

Refining Cost (US$/Barrel)

Excluding the impact of the depreciation of the Real, the domestic refining cost moved up by 1%, due to higher personnel expenses resulting from the 2008/2009 collective bargaining agreement and increased expenses with materials and lower feedstock processed.

Excluding the impact of the depreciation of the Real, the refining cost increased by 8% due to greater expenditure on conservation and repairs, and increased expenses with materials associated with production.

The international refining cost fell by 7% due to the higher volume of processed crude in the Pasadena refinery (USA) following the scheduled stoppage in the 1Q-2008, together with the inclusion of the Japanese refinery as of April 2008, whose refining costs are lower than the international average.

The quarter-over-quarter upturn was chiefly due to reduced production in Japan due to the scheduled stoppage in May/2009 and maintenance of the alkylation unit in the USA.

PETROBRAS SYSTEM	Operating Performance

Corporate Overhead – Parent Company (US$ million)

Excluding the impact of the depreciation of the Real, corporate overhead fell by 1% over the 1H-2008 due to reduced expenses from sponsorships and advertising, partially offset by the upturn in data-processing and personnel expenses.

Discounting the appreciation of the Real, corporate overhead increased by 8% over the previous quarter, due to higher data-processing, sponsorship and personnel expenses.

Sales Volume – thousand barrels/day

Domestic sales volume fell by 5% over the 1H-2008, led by diesel and natural gas. Diesel sales were impacted by the non-operation of the emergency diesel-powered thermal plants in the 1H-2009 (as occurred last year), the reduction in economic activity, the increase in the percentage of biodiesel from 2% to 3% as of July/2008 and the decline in the grain harvest. Natural gas sales were also jeopardized by the economic slowdown, the replacement of gas with fuel oil for industrial use, and reduced demand from the thermal plants due to higher reservoir levels in the Southeast compared to the beginning of 2008.

Exports increased 13% year-on-year, led by oil, thanks to increased output, especially from the operational start-up of FPSO – Cidade de Rio das Ostras (Badejo), P-53 (Marlim Leste), P-51 (Marlim Sul) and FPSO – Cidade de Niterói (Marlim Leste), as well as reduced domestic demand.

PETROBRAS SYSTEM	Operating Performance

Result by Business Area R$ millions (1)
	2nd Quarter				1st Half

1Q-2009	2009	2008	Δ %		2009	2008	Δ %

2,485	5,451	11,875	(54)	EXPLORATION & PRODUCTION	7,936	21,469	(63)
4,576	5,507	230	2,294	SUPPLY	10,083	(205)	(5,019)
(80)	383	235	63	GAS AND ENERGY	303	(163)	(286)
228	310	311	-	DISTRIBUTION	538	624	(14)
(362)	67	372	(82)	INTERNATIONAL (2)	(295)	410	(172)
(1,560)	(2,840)	(2,300)	23	CORPORATE	(4,400)	(3,675)	20
529	(1,144)	(1,006)	14	ELIMINATIONS	(615)	(1,504)	(59)

5,816	7,734	9,717	(20)	CONSOLIDATED NET INCOME	13,550	16,956	(20)

(1) Comments on the results by business area begin on page 19 and their respective financial statements on page 32.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods are influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

PETROBRAS SYSTEM	Operating Performance

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

The lower result reflected the new level of international oil prices and the increase in exploration costs due to higher geological and geophysical costs.

Part of these effects were offset by the 7% increase in average daily oil and NGL production and the lower government take.

The spread between the average domestic oil sale/transfer price and the average Brent price narrowed from US$ 13.25//bbl in the 1H-2008 to US$ 10.86/bbl in the 1H-2009.

The quarter-over-quarter results increase was due to the upturn in international oil prices and the increase of 7% in the oil sale/transfer volume, as well as the reduction in exploration costs due to the write-off of dry or economically unviable wells.

These factors were partially offset by the higher government take and increased geological and geophysical costs

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$ 12.17/bbl in the 1Q-2009 to US$ 10.11/bbl in the 2Q-2009.

The year-on-year improvement in the Supply result was due to lower oil acquisition/transfer costs and reduced imported oil product costs, reflecting the new level of international oil prices.

These effects were partially offset by the following factors:

• The reduction in average oil product prices due to reduced export prices and, in Brazil, to the lower price of those oil products pegged to international prices; gasoline and diesel prices remained at 2008 levels until June 2009;

PETROBRAS SYSTEM	Operating Performance

• Higher operating expenses, particularly from the adjustment of inventories to market value and from judicial contingencies.

The increase in the quarter-over-quarter result was due to the following factors:

• Higher sales volume in Brazil and abroad;

• Higher average export prices;

• The sale, in the 2Q-2009, of inventories formed in the previous quarter at a lower acquisition cost;

• Increased equity income, reflecting the petrochemical sector result.

These effects were partially offset by the reduction in average domestic oil product prices due to the downturn in diesel and gasoline prices in June 2009.

The improved result was due to lower electricity purchase costs due to the reduction in the difference settlement price, the greater availability of electricity for commercialization, due to the recovery of the peg, and the increase in fixed revenue from auctions, as well as higher electricity exports. Other contributory factors included the conclusion of infrastructure projects, which facilitated gas production outflow, thereby avoiding the failure-to-supply penalties incurred in the 1H-2008.

These effects were partially offset by reduced thermal power output due to higher hydroelectric reservoir levels and lower gas sales volume.

The quarter-over-quarter result recorded an upturn due to higher electricity sales/generation margins generated by the reduction in spot market acquisition costs, increased export volume and lower gas import costs.

These effects were partially offset by the reduction in the average gas sales price.

The year-on-year decline was caused by narrower sales margins, in turn due to lower average sales prices. This was partially offset by the 10% upturn in sales volume, primarily thanks to the consolidation of ALVO Distribuidora, despite the consequent increase in SG&A expenses.

PETROBRAS SYSTEM	Operating Performance

The Company’s share of the fuel distribution market climbed from 35.2% in the 1H-2008 to 38.4% in the 1H-2009.

The higher result was caused by the 9% increase the sales margins and the 5% upturn in sales volume.

These effects were partially offset by higher SG&A expenses due to increased freight costs.

The segment recorded a 38.0% share of the fuel distribution market in the 2Q-2009, versus 38.8% in the previous quarter.

The main events impacting the year-on-year reduction were:

• The reduction in gross profit due to lower international oil prices;

• Lower equity income due to losses on investments in the USA from the acquisition of the remaining 50% of the Pasadena refinery.

Higher oil prices and the upturn in sales volume due to the start-up of production in Akpo, in Nigeria, increased gross profit by R$ 189 million.

The constitution of provisions for losses on investments in the USA in the 1Q-2009 also contributed to the improvement.

The increase in the negative result was due to the upturn in the negative financial result (R$ 1,440 million), as dealt with on page 6, and the minority interest result, reflecting the impact of appreciation of the Real against the dollar on the debt of Special Purpose Companies and controlled companies that are not wholly-owned by Petrobras or its subsidiaries.

These effects were partially offset by the increase in income tax and social contribution credits due to the tax benefit generated by provisions for interest on equity.

PETROBRAS SYSTEM	Operating Performance

The increase in the negative result was due to the upturn in the negative financial result (R$ 1,612 million), as mentioned on page 10, and the minority interest result, despite the increase in income tax and social contribution credits.

PETROBRAS SYSTEM	Operating Performance

Consolidated Debt
	US$ million

	06.30.2009	03.31.2009	Δ %
Short-term Debt (1)	13,086	15,609	(16)
Long-term Debt (1)	55,782	54,698	2

Total	68,868	70,307	(2)
Cash and cash equivalents	10,072	19,532	(48)
Net Debt (2)	58,796	50,775	16
Net Debt/(Net Debt + Shareholder's Equity) (1)	28%	26%	2
Total Net Liabilities (1) (3)	295,193	284,894	4
Capital Structure
(third parties net / total liabilities net)	49%	49%	-

(1)	Includes contractual commitments involving the transfer of benefits, risk and the control of goods.
(2)	Total debt less cash and cash equivalents.
(3)	Total liabilities net of cash/financial investments.

	US$ million

	06.30.2009	03.31.2009	Δ %
Short-term Debt (1)	6,705	6,742	(1)
Long-term Debt (1)	28,583	23,626	21

Total	35,288	30,368	16

The net debt of the Petrobras System increased by 16% over March 31, 2009, due to the investments envisaged in the Petrobras 2009/2013 business plan, as well as cash reduction given the payment of partial dividends.

The level of indebtedness, measured by the net debt/EBITDA ratio totaled 0.95 on June 30, 2009, identical to the ratio on March 31, 2009. The portion of the capital structure represented by third parties was 49%.

PETROBRAS SYSTEM	Operating Performance

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners. On June 30, 2009, total investments amounted to R$ 32,500 million, 56% up on the total on June 30, 2008.

R$ million
	Jan-Jun
	2009	%	2008	%	Δ %
• Own Investments	29,198	90	17,850	85	64

Exploration & Production	14,793	45	9,733	47	52
Supply	6,415	20	3,679	18	74
Gas and Energy	2,716	8	1,094	4	148
International	4,171	13	2,744	13	52
Distribution	249	1	192	1	30
Corporate	854	3	408	2	109

• Special Purpose Companies (SPCs)	2,559	8	2,519	12	2

• Projects under Negotiation	743	2	530	3	40

Total Investments	32,500	100	20,899	100	56

R$ million
	Jan-Jun
	2009	%	2008	%	Δ %
International
Exploration & Production	1,825	44	2,176	79	(16)
Supply	1,163	28	333	12	249
Gas and Energy	115	3	133	5	(14)
Distribution	1,054	25	9	-	11,611
Others	14	-	93	4	(85)

Total Investments	4,171	100	2,744	100	52

R$ million
	Jan-Jun
	2009	%	2008	%	Δ %
Projects Developed by SPEs
Gasene	1,094	43	641	25	71
CDMPI	468	18	371	15	26
PDET Off Shore	7	-	239	10	(97)
Codajás	534	21	523	21	-
Mexilhão	286	11	350	14	(18)
Marlim Leste	149	6	234	9	(36)
Malhas	21	1	161	6	(87)

Total Investments	2,559	100	2,519	100	2

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 115 consortiums, of which it operates 78. These ventures will require total investments of around e US$ 14,905 million by the end of 2009.

PETROBRAS SYSTEM	Appendices

1. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 26,313 million.

R$ million
	2nd Quarter				1st Half

1Q-2009	2009	2008	Δ %		2009	2008	Δ %

				Economic Contribution - Country
5,758	6,274	5,951	5	Value Added Tax on Sales and Services (ICMS)	12,032	11,297	7
1,052	1,186	1,156	3	CIDE (1)	2,238	3,100	(28)
3,028	3,109	3,050	2	PASEP/COFINS	6,137	6,096	1
2,705	1,701	3,939	(57)	Income Tax & Social Contribution	4,406	7,827	(44)
668	832	195	327	Other	1,500	613	145

13,211	13,102	14,291	(8)	Subtotal Country	26,313	28,933	(9)

1,079	1,105	1,160	(5)	Economic Contribution - Foreign	2,184	2,012	9

14,290	14,207	15,451	(8)	Total	28,497	30,945	(8)

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE.

2. Government Take

R$ million
	2nd Quarter				1st Half

1Q-2009	2009	2008	Δ %		2009	2008	Δ %

				Country
1,646	1,954	2,847	(31)	Royalties	3,600	5,244	(31)
1,278	1,939	3,313	(41)	Special Participation	3,217	5,743	(44)
29	37	26	42	Surface Rental Fees	66	56	18

2,953	3,930	6,186	(36)	Subtotal Country	6,883	11,043	(38)

96	108	182	(41)	Foreign	204	327	(38)

3,049	4,038	6,368	(37)	Total	7,087	11,370	(38)

The government take in the country in the 1H-2009 fell by 38% over the 1H-2008, due to the 38% decline in the reference price for local oil, which averaged R$ 94.38 (US$ 43.62) in the 1H-2009, versus R$ 151.53 (US$ 89.64) in the same period in 2008, reflecting the average Brent price on the international market.

The government take in the country in the 2Q-2009 increased by 33% over the 1Q-2009, due to the 26% upturn in the reference price for local oil, which averaged R$ 105.40 (US$ 51.16) in the 2Q-2009, versus R$ 83.36 (US$ 36.08) in the 1Q-2009, reflecting the recovery in the main international oil prices.

PETROBRAS SYSTEM	Appendices

3. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders Equity	Net Income
. According to PETROBRAS information	154,870	14,050
. Profit in the sales of products in subsidiaries inventories	(591)	(591)
. Reversal of profits on inventory in previous years	-	660
. Capitalized interest	(251)	20
. Absorption of negative net worth in controlled companies *	(3,944)	(623)
. Other eliminations	(236)	34

. According to consolidated information	149,848	13,550

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on June 30, 2009, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

4. Performance of Petrobras Shares and ADRs (*)

Nominal Change
	2nd Quarter			1st Half

1Q-2009	2009	2008		2009	2008

28.70%	13.31%	25.91%	Petrobras ON	45.83%	7.52%
25.00%	13.66%	24.91%	Petrobras PN	42.08%	4.55%
24.42%	34.49%	38.73%	ADR- Level III - ON	67.33%	22.93%
20.04%	36.16%	36.85%	ADR- Level III - PN	63.45%	20.45%
8.99%	25.75%	6.64%	IBOVESPA	37.06%	1.77%
-13.30%	11.01%	-7.44%	DOW JONES	-3.75%	-14.44%
-3.07%	20.05%	0.61%	NASDAQ	16.36%	-13.55%

Petrobras’ shares had a book value of R$ 17.65 on June 30, 2009.

(*) Not Revised.

PETROBRAS SYSTEM	Appendices

5. Foreign Exchange Exposure of Assets and Liabilities

Assets	R$ million
	06.30.2009	03.31.2009

Current Assets	3,684	7,282

Cash and Cash Equivalents	1,359	4,224
Other Current Assets	2,325	3,058

Non-current Assets	21,401	25,951

Amounts invested abroad by
controlled companies, in the international segment, in
E&P equipments to be used in Brazil and in
commercial activities.	19,588	24,965
Long-term Assets	353	701
Investments	818	-
Property, plant and equipment	642	285

Total Assets	25,085	33,233

Liabilities	R$ million
	06.30.2009	03.31.2009

Current Liabilities	(7,695)	(7,691)

Short-term Financing	(4,684)	(4,021)
Suppliers	(1,900)	(2,634)
Others Current Liabilities	(1,111)	(1,036)

Long-term Liabilities	(13,036)	(12,582)

Long-term Financing	(11,989)	(11,494)
Others Long-term Liabilities	(1,047)	(1,088)

Total Liabilities	(20,731)	(20,273)

Net Assets (Liabilities) in Reais	4,354	12,960

( + ) Investment Funds - Exchange	5	126
( - ) FINAME Loans - reais indexed to dollar	(247)	(346)

Net Assets (Liabilities) in Reais	4,112	12,740

* The results of investments in Exchange Funds are booked under Financial Revenue.

PETROBRAS	Financial Statements

Income Statement – Consolidated

R$ million
	2nd Quarter			1st Half

1Q-2009	2009	2008		2009	2008

53,575	55,892	68,525	Gross Operating Revenues	109,467	127,619
(10,980)	(11,287)	(12,561)	Sales Deductions	(22,267)	(24,820)

42,595	44,605	55,964	Net Operating Revenues	87,200	102,799
(25,780)	(24,614)	(34,465)	Cost of Goods Sold	(50,394)	(63,981)

16,815	19,991	21,499	Gross profit	36,806	38,818
			Operating Expenses
(1,864)	(1,746)	(1,802)	Sales	(3,610)	(3,360)
(1,753)	(1,834)	(1,617)	General and Administratives	(3,587)	(3,170)
(1,011)	(791)	(609)	Exploratory Cost	(1,802)	(1,294)
(336)	(369)	(373)	Research & Development	(705)	(790)
(151)	(176)	(131)	Taxes	(327)	(280)
(369)	(326)	(356)	Pension and Health Plan	(695)	(712)
(1,111)	(853)	(694)	Other	(1,964)	(1,679)

(6,595)	(6,095)	(5,582)		(12,690)	(11,285)

			Net Financial Expenses
784	900	531	Income	1,684	1,317
(1,218)	(1,611)	(871)	Expenses	(2,829)	(1,717)
(117)	7	(135)	Net Monetary Variation	(110)	(285)
(298)	(1,757)	(1,159)	Net Exchange Variation	(2,055)	(1,185)

(849)	(2,461)	(1,634)		(3,310)	(1,870)

(7,444)	(8,556)	(7,216)		(16,000)	(13,155)
(371)	373	520	Participation in Equity Income	2	540

9,000	11,808	14,803	Operating Profit	20,808	26,203
(2,842)	(2,197)	(4,865)	Income Tax & Social Contribution	(5,039)	(8,796)
(342)	(1,877)	(221)	Minority Interest	(2,219)	(451)

5,816	7,734	9,717	Net Income	13,550	16,956

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Balance Sheet – Consolidated

Assets	R$ million
	06.30.2009	03.31.2009

Current Assets	57,622	64,234

Cash and Cash Equivalents	10,072	19,532
Accounts Receivable	14,555	14,241
Inventories	19,675	17,957
Marketable Securities	205	297
Taxes Recoverable	10,132	9,245
Other	2,983	2,962

Non Current Assets	247,643	240,192

Long-term Assets	24,442	23,165

Petroleum & Alcohol Account	815	813
Marketable Securities	4,487	4,296
Deferred Taxes and Social Contribution	11,313	10,649
Prepaid Expenses	1,170	1,273
Accounts Receivable	2,383	2,453
Deposits - Legal Matters	1,777	1,895
Other	2,497	1,786

Investments	5,499	5,084
Fixed Assets	207,843	200,826
Intangible	7,260	7,846
Deferred	2,599	3,271

Total Assets	305,265	304,426

Liabilities	R$ million
	06.30.2009	03.31.2009

Current Liabilities	55,737	63,584

Short-term Debt	12,622	15,025
Suppliers	14,499	15,882
Taxes and Social Contribution	12,781	12,254
Project Finance	192	169
Pension and Health Plan	1,099	1,250
Dividends	6,022	9,631
Salaries, Benefits and Charges	2,287	1,883
Other	6,235	7,490
Non Current Liabilities	95,786	93,938
Long-term Debt	55,256	53,959
Pension Plan	3,521	3,396
Health Plan	10,778	10,543
Deferred Taxes and Social Contribution	14,833	14,396
Provision for well abandonment	6,660	6,671
Deferred Income	1,171	1,215
Other	3,567	3,758
Minority interest	3,894	2,497
Shareholders’ Equity	149,848	144,407

Capital Stock	78,967	78,967
Reserves/Net Income	70,881	65,440

Total Liabilities	305,265	304,426

PETROBRAS	Financial Statements

Statement of Cash Flow – Consolidated

R$ million
	2nd Quarter			1st Half

1Q-2009	2009	2008		2009	2008

5,816	7,734	9,717	Net Income	13,550	16,956
6,543	1,406	2,614	(+) Adjustments	7,949	6,057

3,203	3,617	2,714	Depreciation & Amortization	6,820	5,281
666	(301)	187	Charges on Financing and Connected Companies	365	1,063
342	1,877	220	Minority interest	2,219	451
371	(373)	(520)	Result of Equity Income	(2)	(540)
453	(1,657)	538	Income Tax and deffered contributions	(1,204)	1,240
1,821	(2,142)	(3,353)	Inventory Variation	(321)	(5,250)
(997)	(462)	2,444	Supplier Variation	(1,459)	2,844
265	209	365	Pension and Health Plan Variation	474	696
335	871	1,297	Tax Variation	1,206	1,767
562	196	294	Write-off of dry wells	758	560
244	(106)	(23)	Losses on recovery of assets	138	(20)
(722)	(323)	(1,549)	Other Adjustments	(1,045)	(2,035)

12,359	9,140	12,331	(=) Cash Generated by Operating Activities	21,499	23,013
(14,427)	(17,749)	(11,289)	(-) Cash used in Investment Activities	(32,176)	(22,051)

(7,035)	(7,628)	(5,545)	Investment in E&P	(14,663)	(11,019)
(4,190)	(3,879)	(2,072)	Investment in Refining and Transportation	(8,069)	(4,635)
(1,816)	(2,753)	(1,494)	Investment in Gas and Energy	(4,569)	(2,915)
(102)	(116)	(796)	Investiments in Distribution	(218)	(874)
(951)	(3,073)	(1,317)	Investment in International Segment	(4,024)	(2,500)
85	246	(44)	Marketable Securities	331	105
18	16	228	Dividends	34	264
(436)	(562)	(249)	Other investments	(998)	(477)

(2,068)	(8,609)	1,042	(=) Free cash flow	(10,677)	962
5,598	(461)	(1,115)	(-) Cash used in Financing Activities	5,137	(2,531)

5,609	5,937	996	Financing	11,546	3,654
(11)	(6,398)	(2,111)	Dividends	(6,409)	(6,185)
113	(390)	(441)	FX effect in cash and cash equivalents	(277)	(456)

3,643	(9,460)	(514)	(=) Cash generated in the period	(5,817)	(2,025)

15,889	19,532	11,560	Cash at the Beginning of Period	15,889	13,071
19,532	10,072	11,046	Cash at the End of Period	10,072	11,046

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Statement of Added Value – Consolidated

	R$ million
	1st Half
	2009	2008
Revenue
Sale of products and services*	111,587	129,058
Assets construction	24,809	17,296

	136,396	146,354

Materials acquisitions from third parties
Raw Materials Used	(16,117)	(20,649)
Products for Resale	(10,564)	(20,175)
Energy, Services & Other	(30,587)	(20,235)
Fiscal Credit over raw materials from third parties	(7,660)	(9,703)
Losses on recovery of assets	(138)	20

	(65,066)	(70,742)

Gross Added Value	71,330	75,612

Retentions
Depreciation & Amortization	(6,820)	(5,281)

Net Added Value produced by company	64,510	70,331

Added Value Received in Transference
Equity Income Result	4	693
Financial Revenue - including monetary and exchange variation	1,684	1,317
Goodwill & discount amortization	(2)	(153)
Rent and Royalties and other	616	722

	2,302	2,579

Added Value to Distribute	66,812	72,910

Distribution of Added Value

Personnel and administratives
Salaries
Salaries	5,476	4,461
Benefits
Advantages	375	312
Health, Retirement and Pension Plan	1,240	1,304
FGTS	321	276

	7,412	6,353

Tax
Federal Government	21,075	29,144
States	12,020	10,897
Municipal	101	80
Foreign states	2,388	2,334

	35,584	42,455

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variation	5,258	3,764
Rent and freight expenses	2,788	2,932

	8,046	6,696

Shareholders
Interest on Own Capital	2,632	-
Minority Interest	2,219	451
Retained Earnings	10,919	16,955

	15,770	17,406

Distributed Added Value	66,812	72,910

* Net of Provisions for Doubtful Debts.

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Consolidated Assets by Business Area - 1H/2009

				R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN..	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	32,759	70,504	6,179	27,592	9,368	-	(59,202)	87,200

Intersegments	32,048	24,157	1,040	798	1,159	-	(59,202)	-
Third Parties	711	46,347	5,139	26,794	8,209	-	-	87,200
Cost of Goods Sold	(18,361)	(52,443)	(4,784)	(25,294)	(7,635)	-	58,123	(50,394)

Gross Profit	14,398	18,061	1,395	2,298	1,733	-	(1,079)	36,806
Operating Expenses	(2,459)	(3,032)	(918)	(1,446)	(1,484)	(3,499)	148	(12,690)
Sales, General & Administrative	(354)	(2,442)	(487)	(1,444)	(881)	(1,683)	94	(7,197)
Taxes	(37)	(48)	(13)	(17)	(84)	(128)	-	(327)
Exploratory Costs	(1,545)	-	-	-	(257)	-	-	(1,802)
Research and Development	(280)	(165)	(15)	(6)	(1)	(238)	-	(705)
Health and Pension Plans	-	-	-	-	-	(695)	-	(695)
Other(1)	(243)	(377)	(403)	21	(261)	(755)	54	(1,964)

Operating Profit (Loss)	11,939	15,029	477	852	249	(3,499)	(931)	24,116
Net of Interest Income (Expenses)	-	-	-	-	-	(3,310)	-	(3,310)
Equity Income	-	316	72	(24)	(364)	2	-	2

Income (Loss) Before Taxes and Minority Interests	11,939	15,345	549	828	(115)	(6,807)	(931)	20,808
Income Tax & Social Contribution	(4,059)	(5,110)	(162)	(290)	(43)	4,309	316	(5,039)
Minority Interests	56	(152)	(84)	-	(137)	(1,902)	-	(2,219)

Net Income (Loss)	7,936	10,083	303	538	(295)	(4,400)	(615)	13,550

Consolidated Assets by Business Area - 1H/2008

				R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN..	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	54,807	82,841	7,190	25,972	10,304	-	(78,315)	102,799

Intersegments	54,030	21,906	912	441	1,026	-	(78,315)	-
Third Parties	777	60,935	6,278	25,531	9,278	-	-	102,799
Cost of Goods Sold	(20,183)	(81,712)	(6,094)	(23,716)	(8,183)	-	75,907	(63,981)

Gross Profit	34,624	1,129	1,096	2,256	2,121	-	(2,408)	38,818
Operating Expenses	(2,051)	(2,226)	(1,148)	(1,322)	(1,270)	(3,395)	127	(11,285)
Sales, General & Administrative	(325)	(2,265)	(487)	(1,302)	(774)	(1,502)	125	(6,530)
Taxes	(34)	(41)	(15)	(14)	(70)	(106)	-	(280)
Exploratory Costs	(1,060)	-	-	-	(234)	-	-	(1,294)
Research & Development	(390)	(151)	(53)	(7)	(2)	(187)	-	(790)
Health and Pension Plan	-	-	-	-	-	(712)	-	(712)
Other	(242)	231	(593)	1	(190)	(888)	2	(1,679)

Operating Profit (Loss)	32,573	(1,097)	(52)	934	851	(3,395)	(2,281)	27,533
Net of Interest Income (Expenses)	-	-	-	-	-	(1,870)	-	(1,870)
Equity Income	-	466	(8)	8	49	25	-	540

Income (Loss) Before Taxes and Minority Interests	32,573	(631)	(60)	942	900	(5,240)	(2,281)	26,203
Income Tax & Social Contribution	(11,075)	373	17	(318)	(308)	1,738	777	(8,796)
Minority Interest	(29)	53	(120)	-	(182)	(173)	-	(451)

Net Income (Loss)	21,469	(205)	(163)	624	410	(3,675)	(1,504)	16,956

(1) The Business Results from Biofuel are awarded in the corporate segment.
Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

EBITDA(2) Consolidated Statement by Business Area - First Half/2009

				R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN..	CORPOR.	ELIMIN.	TOTAL

Operating Profit	11,939	15,029	477	852	249	(3,499)	(931)	24,116

Depreciation / Amortization	3,661	1,331	455	162	979	232	-	6,820

EBITDA (2)	15,600	16,360	932	1,014	1,228	(3,267)	(931)	30,936

(2) Operating income before the financial results and equity income excluding depreciation /amortization.

Statement of Other Operating Income (Expenses)(1) - First Half/2009

				R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN..	CORPOR.	ELIMIN.	TOTAL

Inventory adjustment	-	(194)	(5)	-	(246)	(9)	-	(454)
Institutional relations and cultural projects	(32)	(15)	(6)	(21)	-	(347)	-	(421)
Operational expenses with thermoelectric	-	-	(319)	-	-	-	-	(319)
Non programmed stoppages in installations
and production equipment	(247)	(66)	-	-	-	-	-	(313)
Losses and Contingencies related to Lawsuit	(18)	(126)	(25)	(23)	(5)	(29)	-	(226)
HSE Expenses	(31)	(21)	(2)	-	-	(95)	-	(149)
Contractual losses from ship-or-pay transport
services	-	-	-	-	(29)	-	-	(29)
Fines and Contractual Charges	-	-	(13)	-	-	-	-	(13)
Incentive, Donations and Governamental
Subvention	47	295	-	-	-	-	-	342
Others	38	(250)	(33)	65	19	(275)	54	(382)

	(243)	(377)	(403)	21	(261)	(755)	54	(1,964)

Statement of Other Operating Income (Expenses) - First Half/2008

				R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN..	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	(37)	(30)	(3)	(25)	-	(459)	-	(554)
Operational expenses with thermoelectric	-	-	(245)	-	-	-	-	(245)
Non-scheduled stoppages in installations and
production equipment	(30)	(41)	-	-	-	-	-	(71)

Losses and Contingencies related to Lawsuit	(13)	(26)	(1)	(8)	(138)	(113)	-	(299)
HSE Expenses	(9)	(39)	(2)	-	-	(124)	-	(174)
Contractual losses from ship-or-pay transport
services	-	-	-	-	(44)	-	-	(44)
Fines and Contractual Charges	-	-	(295)	-	-	-	-	(295)
Incentive, Donations and Governmental
Subvention	-	374	-	-	-	-	-	374
Others	(153)	(7)	(47)	34	(8)	(192)	2	(371)

	(242)	231	(593)	1	(190)	(888)	2	(1,679)

(1) The Business Results from Biofuel are awarded in the corporate segment.
Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Consolidated Assets by Business Area(1) - 06.30.2009

				R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN..	CORPOR.	ELIMIN.	TOTAL

ASSETS	123,673	73,783	38,964	10,317	31,486	36,691	(9,649)	305,265

CURRENT ASSETS	6,022	25,379	4,374	5,418	5,706	19,415	(8,692)	57,622

CASH AND CASH EQUIVALENTS	-	-	-	-	-	10,072	-	10,072
OTHER	6,022	25,379	4,374	5,418	5,706	9,343	(8,692)	47,550
NON-CURRENT ASSETS	117,651	48,404	34,590	4,899	25,780	17,276	(957)	247,643

LONG-TERM ASSETS	4,231	2,090	2,453	910	2,497	13,206	(945)	24,442
PROPERTY, PLANTS AND EQUIPMENT	110,053	42,802	30,844	3,269	17,967	2,951	(43)	207,843
OTHER	3,367	3,512	1,293	720	5,316	1,119	31	15,358

Consolidated Assets by Business Area - 03.31.2009

				R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN..	CORPOR.	ELIMIN.	TOTAL

ASSETS	120,393	65,893	37,109	9,998	32,536	45,559	(7,062)	304,426

CURRENT ASSETS	5,302	21,537	4,322	5,313	5,152	29,260	(6,652)	64,234

CASH AND CASH EQUIVALENTS	-	-	-	-	-	19,532	-	19,532
OTHERS	5,302	21,537	4,322	5,313	5,152	9,728	(6,652)	44,702
NON-CURRENT ASSETS	115,091	44,356	32,787	4,685	27,384	16,299	(410)	240,192

LONG-TERM ASSETS	4,010	2,027	2,485	765	1,609	12,666	(397)	23,165
PROPERTY, PLANTS AND EQUIPMENT	107,448	38,887	28,927	3,211	19,949	2,450	(46)	200,826
OTHER	3,633	3,442	1,375	709	5,826	1,183	33	16,201

(1) The Business Results from Biofuel are awarded in the corporate segment.
Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Consolidated Assets by International Business Area - 1st Half/2009

			R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

ASSETS (06.30.2009)	21,326	6,284	2,490	1,254	4,957	(4,825)	31,486

Income Statement
Net Operating Revenues	2,444	5,657	930	2,310	5	(1,978)	9,368

Intersegments	1,569	1,354	164	50	-	(1,978)	1,159
Third Parties	875	4,303	766	2,260	5	-	8,209
Operating Profit (Loss)	492	(103)	123	35	(361)	63	249
Net Income (Loss)	346	(328)	108	28	(512)	63	(295)

Consolidated Assets by International Business Area

			R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

ASSETS (03.31.2009)	24,165	6,067	3,023	807	4,051	(5,577)	32,536

Income Statement - First Half/2008
Net Operating Revenues	2,561	6,422	944	2,269	2	(1,894)	10,304

Intersegments	1,333	1,306	225	56	-	(1,894)	1,026
Third Parties	1,228	5,116	719	2,213	2	-	9,278
Operating Profit (Loss)	822	50	177	97	(300)	5	851
Net Income (Loss)	427	28	97	71	(218)	5	410

PETROBRAS	Financial Statements

Income Statement – Parent Company

R$ million
	2nd Quarter			1st Half

1Q-2009	2009	2008		2009	2008

39,983	43,595	52,961	Gross Operating Revenues	83,578	97,822
(9,511)	(9,908)	(11,374)	Sales Deductions	(19,419)	(22,427)

30,472	33,687	41,587	Net Operating Revenues	64,159	75,395
(17,217)	(18,022)	(23,380)	Cost of Products Sold	(35,239)	(42,696)

13,255	15,665	18,207	Gross Profit	28,920	32,699
			Operating Expenses
(1,704)	(1,587)	(1,452)	Sales	(3,291)	(2,909)
(1,135)	(1,251)	(1,113)	General & Administrative	(2,386)	(2,205)
(858)	(687)	(521)	Exploratory Cost	(1,545)	(1,059)
(332)	(366)	(370)	Research & Development	(698)	(783)
(67)	(92)	(58)	Taxes	(159)	(147)
(350)	(309)	(336)	Health and Pension Plans	(659)	(672)
(1,250)	(689)	(885)	Other	(1,939)	(1,809)

(5,696)	(4,981)	(4,735)		(10,677)	(9,584)

			Net Financial
1,728	1,835	1,715	Income	3,563	3,156
(1,808)	(2,132)	(1,194)	Expenses	(3,940)	(2,540)
(136)	521	(152)	Net Monetary Variation	385	(249)
(547)	(4,552)	(2,092)	Net Exchange Variation	(5,099)	(2,257)

(763)	(4,328)	(1,723)		(5,091)	(1,890)

(6,459)	(9,309)	(6,458)		(15,768)	(11,474)
1,644	2,380	1,675	Paticipation in Equity Income	4,024	2,538

8,440	8,736	13,424	Operating Income	17,176	23,763
(2,279)	(847)	(4,042)	Income Tax / Social Contribution	(3,126)	(7,322)

6,161	7,889	9,382	Net Income	14,050	16,441

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Balance Sheet – Parent Company

Assets	R$ million
	06.30.2009	03.31.2009

Current Assets	62,408	52,323

Cash and Cash Equivalents	5,619	15,177
Marketable Securities	18,885	-
Accounts Receivable	12,614	13,529
Inventories	15,196	14,577
Dividends Receivable	172	999
Taxes Recoverable	7,212	6,314
Others	2,710	1,727
Non-current Assets	262,580	268,710

Long-Term Assets	92,336	107,713

Oil & Alcohol Account	815	813
Subsidiaries, controlled and affiliated companies	73,600	90,110
Structured Projects	2,835	2,346
Marketable Securities	4,044	3,809
Deferred Taxes and Social Contribution	7,552	7,007
Judicial Deposits	1,486	1,578
Prepaid Expenses	522	437
Others	1,482	1,613

Investments	32,977	30,786
Property, plant and equipment	132,792	125,665
Intangible	3,725	3,751
Deferred	750	795

Total Assets	324,988	321,033

Liabilities	R$ million
	06.30.2009	03.31.2009

Current Liabilities	114,438	114,341

Short-term Debt	2,721	3,441
Risk and assets control	5,073	4,779
Suppliers	58,569	72,910
Taxes & Social Contribution Payable	10,496	10,101
Dividends / Interest on Own Capital	6,022	9,631
Structured Projects	331	400
Health and Pension Plan	1,037	1,185
Clients Anticipation	233	314
Receivable Cash Flow	26,006	6,658
Others	3,950	4,922
Long-term Liabilities	55,680	56,301

Long-term Debt	11,360	10,943
Risk and assets control	11,028	12,583
Subsidiaries and controlled companies	933	876
Pension plan	3,015	2,871
Health Care Benefits	9,960	9,741
Deferred Taxes & Social Contribution	12,713	12,576
Provision for abandonment	6,109	6,041
Others	562	670
Shareholders' Equity	154,870	150,391

Capital	78,967	78,967
Capital Reserves	75,903	71,424

Total Liabilities	324,988	321,033

PETROBRAS	Financial Statements

Statement of Cash Flow – Parent Company

R$ million
	2nd Quarter			1st Half

1Q-2009	2009	2008		2009	2008

6,161	7,889	9,382	Net Income	14,050	16,441
5,796	(3,436)	3,793	(+) Adjustments	2,360	9,809

2,147	2,484	1,868	Depreciation & Amortization	4,631	3,642
(4)	(1)	(2)	Oil and Alcohol Accounts	(5)	(3)
1,486	(11,749)	4,274	Oil and Oil Products Supply - Foreign	(10,263)	10,432
(696)	13,251	3,511	Charges on Financing and Connected Companies	12,555	3,721
2,863	(7,421)	(5,858)	Other Adjustments	(4,558)	(7,983)
11,957	4,453	13,175	(=) Cash Generated by Operating Activities	16,410	26,250
(10,341)	(28,750)	(6,989)	(-) Cash used for Cap.Expend.	(39,091)	(14,233)

(4,919)	(5,574)	(4,179)	Investment in E&P	(10,493)	(8,108)
(3,327)	(3,234)	(1,490)	Investment in refinning and transport	(6,561)	(3,775)
(1,487)	(1,371)	(711)	Investment in Gas and Energy	(2,858)	(1,397)
(3)	(4)	(3)	Investments in International Area	(7)	(16)
(1)	(1)	(706)	Investment in Distribution	(2)	(706)
(365)	(451)	(250)	Structured Projects - Net of Advance Money	(816)	(605)
53	1,023	453	Dividends	1,076	661
81	(18,641)	105	Marketable Securities	(18,560)	105
(373)	(497)	(208)	Other Investments	(870)	(392)
1,616	(24,297)	6,186	(=) Free Cash Flow	(22,681)	12,017
2,293	14,739	(3,916)	(-) Cash used in Financing Activities	17,032	(2,507)
3,909	(9,558)	2,270	(=) Cash Generated in the Period	(5,649)	9,510

11,268	15,177	15,088	Cash at the Beginning of Period	11,268	7,848
15,177	5,619	17,358	Cash at the End of Period	5,619	17,358

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Statement of Added Value - Parent Company
	R$ millions
	1st Half
	2009	2008
Revenue
Sale of products and services	85,287	98,827
Assets construction	17,903	12,449

	103,190	111,276
Material acquisition from third parties
Raw Materials Used	(9,937)	(13,885)
Products for Resale	(7,233)	(13,298)
Energy, services and other	(24,225)	(14,621)
Fiscal credits over raw materials from thrid parties	(6,381)	(8,734)
Loss / Recovery of assets value	158	20

Gross Added Value	55,572	60,758

Retention
Depreciation and Amortization	(4,631)	(3,642)

Net Added Value produced by the Company	50,941	57,116

Added Value received in transference
Equity Income	4,021	2,656
Financial Income - including monetary and exchange variation	2,104	2,674
Goodwill & discount amortization	3	(118)
Rent, royalties and other	578	659

	6,706	5,871
TOTAL ADDED VALUE TO DISTRIBUTE	57,647	62,987

Distribution of Added Value
Personnel
Salaries / Sharing Profit
Salaries	4,014	3,146
Benefits
Advantages	233	244
Health, Retirement and Pension Plan	1,179	1,239
FGTS	280	246

	5,706	4,875
Tax
Federal Government	17,913	26,494
States	6,480	6,231
Municipal	66	46

	24,459	32,771
Remuneration from third parties
Interest, FX Rate and Monetary Variation	7,195	4,563
Rent and freight expenses	6,237	4,337

	13,432	8,900
Shareholders
Interest on Capital	2,632	-
Retained Earnings	11,418	16,441

	14,050	16,441

Distributed Added Value	57,647	62,987

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 09, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.